Exhibit 99.6
Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan
Term of option in the 1999 Plan and 2000 Plan and term of RSU in the WRSUP 2004 Plan and WRSUP 2005 Plan has amended and substituted by:
The term of each option in 1999 Plan and 2000 Plan and term of each RSU in the WRSUP 2004 Plan and WRSUP 2005 Plan shall be stated in the Option Agreement / RSU Agreement (as applicable); provided, however that the term shall be no more than the term of the plan.